Goodwin Procter LLP 601 Marshall St, Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

December 3, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Mary Beth Breslin

Tara Harkins

Lynn Dicker

Re:	AbCellera Biologics Inc.

Registration Statement on Form S-1

Filed November 20, 2020

Amendment No 1. to Registration Statement on Form S-1

Filed November 25, 2020

File No. 333-250838

Ladies and Gentlemen:

This letter is being submitted on behalf of AbCellera Biologics Inc. (the “Company”) in response to comments contained in the letter dated December 1, 2020 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Carl L. G. Hansen, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 that was submitted on November 20, 2020, as amended on November 25, 2020 (together, the “Registration Statement”). The Company intends to subsequently file an Amendment No. 2 to its Registration Statement on Form S-1, including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Registration Statement.

Amendment No. 1 to Form S-1 filed November 25, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Stock-Based Compensation, page 105

1.

You disclose under this heading and in Note 3. Significant Accounting Policies, Use of Estimates that the most significant estimates in your financial statements relate to the fair value of stock-based compensation awards. Please include a discussion of your accounting for such items similar to that provided in your response with regards to the valuation of your stock-based compensation awards.

United States Securities and Exchange Commission

December 3, 2020

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to amend the disclosure accordingly in the subsequent filing of the Registration Statement.

2.

We note your response to comment 10 of our letter dated November 1, 2020. Given the significance of the increase between your October 31, 2020 common shares valuation and the mid-point of the preliminary price range in such a short period of time, explain to us in more detail why you did not consider and give more weight to the probability of the following underlying factors in the determination of the fair value of your common shares underlying your stock options granted on October 29, 2020 and November 18, 2020:

•	the application by Eli Lilly on October 7, 2020 for Emergency Use Authorization for the LY-CoV555 monotherapy to the FDA;

•

the October 28, 2020 announcement by Eli Lilly of an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million for which you are eligible to receive royalties in the low- to mid-twenties;

•	the granting by the FDA of an Emergency Use Authorization for the LY-CoV555 monotherapy on November 9, 2020; and

•	the process of acquiring Trianni, Inc. which appears to have begun prior to November 2020.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following with respect to the October 29, 2020 and November 18, 2020 stock option grants.

The Company’s process to determine exercise prices of option grants that are recommended to and determined by the Board, are substantially based on the determined fair values at the date of commencement of employment or contracted service and vesting terms are based on the Company’s practices for the level of seniority of the grantee at the time of the understanding being reached. Generally, the option grants are set out in an offer letter or similar documentation between the Company and the grantee. The Company has historically set the exercise prices for such option grants at the determined fair values at the date of commencement of employment or contracted service. Subsequently, the Board confirms the previously entered into understandings as described above. As a result, because the criteria in ASC 718 requires, in the Company’s case, Board approval for a “grant date” to occur, the accounting recognition can require use of a fair value for the options granted which differs from the exercise price.

October 29, 2020 grants

As indicated in the Company’s prior response to the Staff, the fair value of the common shares at the accounting grant date under ASC 718 is in excess of the exercise price of the underlying options. During the fourth quarter of 2020, the Company will complete its accounting for these option grants based on this fair value and commence recognition of the related stock-based compensation over the appropriate service periods.

With respect to the specific factors identified in the Staff’s comment and as to why the Company has concluded that such factors were not given greater weight to the probability of their occurrence, and therefore support an incremental increase in the fair value of the common stock, the Company advises as follows:

United States Securities and Exchange Commission

December 3, 2020

•

the application by Eli Lilly on October 7, 2020 for Emergency Use Authorization for the LY-CoV555 monotherapy to the FDA. Although the Company discovered LY-CoV555 as part of its partnership with Eli Lilly (“Lilly”), the Emergency Use Authorization (“EUA”) application was submitted by Eli Lilly as it pertained to Lilly’s monotherapy. The Company was not a party to the application nor did the Company have control over the content of the regulatory submission. While the Company was aware that an application had been made, the Company had not received any additional information from Lilly or elsewhere as to the status of the application, the nature of any questions or comments raised by the U.S. Food and Drug Administration (“FDA”) in connection with the review of the EUA application or any likelihood of grant of the EUA. At the time, the only information that was available to the Company relating to this application was from publicly available sources disclosed by Lilly. In addition, publicly disclosed information indicated that on October 26, 2020, Eli Lilly had stopped its Phase 3 trial and was no longer enrolling additional hospitalized patients for treatment with LY-CoV555, as disclosed in the Registration Statement. No additional information related to the halting of the Phase 3 trial was made available to the Company, which resulted in additional uncertainty as to the viability of the antibody and its potential implication for other clinical trials. The implications of the suspension of the trial were not certain as of October 29, 2020, and created significant uncertainty in the Company’s assessment of the possibility that approval of the EUA application would occur. For the foregoing reasons, based on the available facts on October 29, 2020 relevant to a determination of the fair value of its common shares as of that date, the Company believes it had insufficient information or indication to make a reasonable estimate as to when or whether the EUA might be granted. The Company is aware of the significant risks and uncertainties in drug therapy applications with the FDA, and given the binary nature of the outcome of the EUA application assessment, the Company concluded that at the date of the valuation, it was not appropriate to assign a probability weighting to a possible grant of the EUA.

•

the October 28, 2020 announcement by Eli Lilly of an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million for which you are eligible to receive royalties in the low- to mid-twenties. As disclosed in the Registration Statement, deliveries under such agreement were contingent on the EUA being granted and sales to the U.S. government being completed. As discussed above, at the time of the October 29, 2020 grants, there was substantial uncertainty as to whether the EUA would be granted. If the EUA was not granted, the supply agreement could not be fulfilled and no royalties would be payable to the Company. In addition, the Company was not a party to the supply agreement with the U.S. government nor was the Company involved in negotiations to this agreement.

•

the process of acquiring Trianni, Inc. which appears to have begun prior to November 2020. While the Company was engaged in negotiations with Trianni, Inc. (“Trianni”) at the time of the October 29, 2020 grants, because the purchase price was negotiated at arms’-length and was indicative of fair value and the acquisition was to be fully financed with debt, the resulting net impact of the acquisition to the Company’s valuation at October 29, 2020 was expected to be zero. The Company believed at such date that the increase in value to the Company from the potential acquired net assets from Trianni was offset by the decrease in cash and increase in debt for the purchase price paid. The Company had no indications, either internally or externally, whether the acquisition, if completed as proposed, would be accretive in value. The Company did not publicly announce the closing of the acquisition until November 18, 2020, and until such announcement, the Company had no feedback from investors as to its perceived impact on the valuation of the Company. For the foregoing reasons, while the Company considered the potential acquisition in determining the fair value of its October 29, 2020 grants, it did not assign any additional value to the proposed acquisition of Trianni in such determination.

United States Securities and Exchange Commission

December 3, 2020

November 18, 2020 grants

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the events described above, as well as the granting by the FDA of an EUA for the LY-CoV555 monotherapy on November 9, 2020 raised by the Staff’s comment, were known as of November 18, 2020 and will be considered in the ASC 718 accounting recognition for the stock option grants on such date. As discussed further in the Company’s response to Staff’s Comment 3, the Company has not yet completed its determination of fair value of its common shares as of November 18, 2020.

As indicated above, the Company’s process to determine exercise prices of option grants that are recommended to and determined by the Board, are substantially based on the determined fair values at the date of commencement of employment or contracted service and, therefore, the exercise prices in certain situations may not reflective of the fair value of the related common shares. Although a fair value had been indicated in the Company’s November 30, 2020 letter to the Staff, the Company advises the Staff that its determination is still in process and that such value is not finalized.

3.

Tell us your consideration for reassessing the fair value of your common shares underlying the options granted on October 29, 2020 and November 18, 2020 considering the proximity of such grants to your IPO and the factors outlined above.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following with respect to the grants on October 29, 2020 and November 18, 2020.

October 29, 2020 grants

As discussed in the Company’s response to the Staff’s Comment 2, the Company considered all available information on October 29, 2020 in determining the fair value of the underlying common shares to be used for purposes of the ASC 718 calculations. The Company believes that the estimated fair value of the common shares underlying the options granted on October 29, 2020 is consistent with the results of the October 31, 2020 valuation of the common shares as disclosed in Company’s letter to the Staff on November 30, 2020. As discussed in greater detail above, the Company considered the significant uncertainty associated with the likelihood of an EUA grant for Lilly’s LY-CoV555 antibody, the likelihood of receipt of any royalties arising from Lilly’s supply agreement with the U.S. government and the potential accretive impact of the ongoing Trianni acquisition. Following such consideration, for the reasons discussed above, the Company believes that the probabilities and weighting that the Company assigned to such factors were appropriate with respect to the October 29, 2020 grants.

November 18, 2020 grants

As discussed in the Company’s response to the Staff’s Comment 2, the Company is in the process of finalizing its valuation of the underlying common shares at November 18, 2020. Given the basis for the determination of the exercise price at the date of Board approval, completion of this process was not necessary at that time. The Company will be determining its ASC 718 compensation expense relating to the November 18, 2020 grants commencing in the fourth quarter of 2020. Although the Company’s estimate of fair value is not yet complete it currently anticipates that the grant date fair value for purposes of calculating the ASC 718 compensation expense will be between the October 31, 2020 valuation of $26.45

United States Securities and Exchange Commission

December 3, 2020

per share and the mid-point of the pricing range described in the Company’s November 30, 2020 letter to the Staff, with the exact value reflecting the proportion that the number of days to November 18, 2020 is to the expected period to completion of the offering process. The Company expects that such value will be determinable prior to the Company filing its annual report containing the December 31, 2020 consolidated financial statements and will be reflected as compensation expense for the fourth quarter of the year ending December 31, 2020.

For the reasons described above in this response and in the Company’s response to the Staff’s Comment 2, the Company expects to record an incremental charge in its stock-based compensation expense for the fourth quarter of the year ending December 31, 2020.

Registration Statement on Form S-1 filed November 20, 2020

Risk Factors, page 15

4.

Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to amend the disclosure accordingly in the subsequent filing of the Registration Statement.

Business

Trianni, page 144

5.

We note that there are a number of pending patent applications in foreign jurisdictions. Please revise to specifically identify all material foreign jurisdictions where patent applications are pending.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to amend the disclosure accordingly in the subsequent filing of the Registration Statement.

*        *        *

United States Securities and Exchange Commission

December 3, 2020

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/ Deepa M. Rich

Deepa M. Rich

Enclosures:

cc:	Carl L. G. Hansen, Ph.D., AbCellera Biologics Inc.

Andrew Booth, AbCellera Biologics Inc.

Tryn Stimart, AbCellera Biologics Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Joseph Garcia, Blake, Cassels & Graydon LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP